Exhibit 1

NYNEX Corporation owns 100% of the issued and outstanding shares of stock of NYNEX Worldwide Services Group, Inc., which owns 100% of the issued and outstanding shares of stock of NYNEX Network Systems Company. NYNEX Worldwide Services Group, Inc. owns 1 Unit, and NYNEX Network Systems Company owns 619,999,999 Units.

NYNEX Worldwide Services Group, Inc.
1113 Westchester Avenue
White Plains, NY  10604

NYNEX Network Systems Company
4 West Red Oak Lane
White Plains, NY  10604